Exhibit 12.1

The historical ratios of earnings to fixed charges of K-Sea Transportation Partners L.P. and our consolidated subsidiaries for the periods indicated below are as follows:

	Ratio of Earnings to Fixed Charges
	(in thousands)

	Year Ended June 30,
						Six Months	Six Months
						Ended	Ended
	2002	2003	2004	2005	2006	Dec 31, 2005	Dec 31, 2006
Earnings:
Pre-tax income before equity earnings	$6,994	$5,164	$4,174	$8,299	$6,386	$1,803	$8,565
Fixed Charges	8,124	9,581	7,162
Amortization of capitalized interest	—	16	51	6,685	11,538	4,736	7,691
Less:				68	88	39	50
Interest Capitalized	488	656	672	570	471	292	288

Earnings as Adjusted	14,630	14,105	10,715	14,482	17,541	6,286	16,017

Fixed Charges:
Interest expense, net (includes amortization of debt)	7,519	8,808	6,370	5,949	10,118	4,130	6,741
Add:
Interest capitalized	488	656	672	570	471	292	288
Portion of Rents Representative of the Interest Factor	117	117	120	166	949	314	662

Fixed Charges	8,124	9,581	7,162	6,685	11,538	4,736	7,691

Ratio of Earnings to Fixed Charges	1.80	1.47	1.50	2.17	1.52	1.33	2.08